                                                                      EXHIBIT 6


                                                 SILENT WITNESS ANNUAL REPORT 02

[PHOTO OF SUBWAY ENTRANCE]                                 [PHOTO OF SCHOOL BUS]
[PHOTO OF ATM CUSTOMER]

                                                             SECURING YOUR WORLD

                                                           [PHOTO OF SHOPLIFTER]

Silent Witness designs and manufactures a full range of video monitoring technology for the global market. The company is a leading provider of high-performance closed circuit television (CCTV) cameras, and digital and analog storage solutions worldwide. It is currently developing a network-based remote video surveillance system to be used over the Internet for niche market applications.

Silent Witness trades on the Toronto Stock Exchange under the symbol SWE and on the NASDAQ under the symbol SILW.

Contents
--------
Financial Highlights            1
Retail Market                   2
Financial Services Market       4
Mobile Market                   6
Global Focus on Security        8
Letter to Shareholders         10
Management's Discussion &      14
Analysis
Financial Statements           22
Corporate Information          36

- In today's world, the need for security touches everyone. Business owners, bankers, public authorities and people around the world are seeking better solutions to protect their personal safety, property and business assets.

Silent Witness is leading the industry in delivering sophisticated, innovative solutions that meet the challenges of real world security. Silent Witness is committed to securing your world.

FINANCIAL HIGHLIGHTS
(In thousands,except per share information)

YEAR ENDED JULY 31                                2002          2001          % CHANGE
EARNINGS DATA
Revenue                                        $ 57,954       $ 40,041              45%
Net earnings                                      1,104          5,297             -79%
EPS (basic)                                        0.16           0.86             -81%

BALANCE SHEET DATA
Working capital                                $ 22,437       $ 15,442              45%
Total assets                                     43,779         25,170              74%
Total liabilities                                 8,286          4,299              93%
Long-term liabilities                               368             --              --
Shareholders' equity                             35,493         20,870              70%

RECONCILIATION OF EBITDA
Net earnings                                   $  1,104       $  5,297
Income taxes                                        455          3,394
Interest                                            138           (345)
Amortization                                      3,215          1,262
                                               --------       --------        --------
EBITDA                                            4,912          9,608
Unusual items (see note)                          3,702           (710)
                                               --------       --------        --------
EBITDA before unusual items                    $  8,614       $  8,898
                                               ========       ========        ========

SELECTED RATIOS
Return on sales                                       2%            13%            -85%
Return on sales before unusual items                  6%            12%            -50%
Return on avg. equity                                 4%            28%            -86%
Return on avg.equity before unusual items            13%            26%            -50%
Return on assets                                      3%            23%            -87%
Return on assets before unusual items                10%            21%            -52%
                                               ========       ========        ========

Note: Unusual items are $1,200 inventory write down and $2,502 of business integration costs in fiscal 2002 and $710 of insurance proceeds in fiscal 2001.

                                  [LINE GRAPH]

                           July 97    July 98    July 99    July 00    July 01    JULY 02
                           -------    -------    -------    -------    -------    -------
SILENT WITNESS SHARES        100        343        770        419        579        500
NASDAQ 100 (NDX)             100        124        205        326        152         94
TSE 300                      100        101        103        153        113         97

FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON
(Based on $100 invested)

RETAIL MARKET


LOSS PREVENTION IS THE #1 CONCERN FOR RETAILERS

Inventory "shrinkage" -- through a combination of employee theft, shoplifting,vendor fraud and administrative error -- is one of the fastest growing expenses in retailing today. According to a National Retail Security Survey, inventory shrinkage cost U.S. retailers more than $32 billion in 2000. And this trend is inching upwards each year.


The latest U.S. Retail Security Survey reports that losses from employee theft (often at the checkout) reached record levels in 2000 -- a whopping $14.9 billion. Shoplifting costs were an estimated $10 billion. The Silent Witness digital recorder can combine video images with cash register data.

The highest losses are being experienced by smaller retailers. For some of those companies, or retailers of any size with tight profit margins, retail theft not only diminishes their productivity and competitiveness, it threatens their very economic existence. Loss of sales to shoplifting alone can erode profits by up to 20%.


BASIC COSTS FOR SURVEILLANCE ARE NO LONGER PROHIBITIVE

Despite the significant losses posed by shop theft, retailers have been slow to adopt preventative measures such as surveillance cameras. The reason: cost. However, recent innovations are changing that. Surveillance cameras have become smaller, cheaper and easier to use. Users can now choose the technology that best suits the size and scope of their retail business.

The most notable technological change has been the shift from analog to digital recording and storage. This has eliminated bulky videocassettes and thus dramatically reduced costs. Pictures are also cleaner and last longer. As well, the Internet Protocol (IP) camera technology being developed by our company will allow for remote viewing -- important in stores from a safety standpoint when only one person is working late at night.

INVENTORY SHRINKAGE COSTS US RETAILERS BILLIONS OF DOLLARS ANNUALLY.


                              [PHOTO OF SHOPLIFTER]


MARKET EXPANSION POTENTIAL IS GREAT
The retail sector is a relatively untapped market for Silent Witness. The potential for growth is therefore substantial. Making retailers aware of what today's advanced security solutions can do -- and how relatively little they cost -- will lead to market acceptance.

Our security equipment may also become a valuable business tool for large enterprises such as department stores. A case in point: Silent Witness' digital video sensor technology developed for Stanley Access Technologies is being tested for use in commercial sliding door applications. Retailers should soon be able to use this type of "smart" video camera to capture information such as customer traffic patterns.


                         [PHOTO CLOSE UP OF SHOPLIFTER]


Studies have shown that buyers prefer shopping at stores that employ CCTV surveillance, because it provides a perception of safety.

FINANCIAL SERVICES MARKET

BANK ROBBERIES IN THE U.S. TOTALLED 8,259 IN 2001. WASHINGTON STATE ALONE AVERAGED A ROBBERY A DAY, AND CLAIMED LOSSES OF $1.1 MILLION IN 2001.(1)


                            [PHOTO OF ATM CUSTOMER]


Cost-efficient and easy to use, Silent Witness' new digital recorder systems record thousands of hours of clear, closed-circuit images simultaneously from 16 analog or digital cameras, and can record and playback simultaneously. Fifth Third Bank in the U.S. purchased this Silent Witness system for use in their branches.

THE BANKING INDUSTRY IS ON THE LOOK-OUT FOR IMPROVED SECURITY
A financial institution's reputation rests on its ability to safeguard the assets and client information that have been entrusted to it. Losing money would be a serious problem -- but losing the public's confidence would be a far graver matter.


With robberies on the rise, executives at financial institutions of all sizes have been re-examining their security practices and video surveillance systems. Most have used video cameras for years, but traditional VCR technology has proved to be cumbersome and costly in this application. Re-recording over video film can make images too indistinct to be of use in police investigations.


NEW TECHNOLOGY COMES TO THE RESCUE
Financial institutions that are looking for "mission-critical" security systems -- that is, high-end systems that won't fail -- are today favouring digital video recording technology that integrates with other banking systems. The Silent Witness Digital Video Management System (DVMS1600) was designed with the banking industry in mind. A far cry from the clunky systems of the past, this new technology uses a combination of real-time monitoring, digital video recording, and high-resolution images. Furthermore, the Silent Witness DVMS1600 features text insertion for integration with ATM machines, independent motion detection for each of the 16 channels, definable search criteria for locating events instantly, and the ability to be tied into a computer network for remote viewing.

OUR SUCCESSFUL IN-ROADS INTO THE FINANCIAL SERVICES MARKET PROMISE NEW GAINS Sales to the financial services market involve complex surveillance system customization and long sales cycles. Still, this is a segment with large and potentially high volume sales in the coming years. Our challenge in penetrating this lucrative market in the past has been two-fold. One, innovative technology was required to meet market needs. And two, market access was controlled by technologically savvy systems integrators, while our relationships were primarily with distributors.

Thanks to our new digital video recording system, we've now addressed the first challenge. The DVMS1600 represents a significant advance in our product line. And the Gyyr acquisition of September 2001 has opened the door for us into the financial services market and helped us forge relationships with systems integrators. Our success in acquiring Cincinnati's Fifth Third Bank as a customer confirms our successful entry into this important market.

(1) FBI data reported by the American Bankers Association

MOBILE MARKET

VEHICLES CARRYING HIGH-VALUE CARGO, including carriers for public and private hire, annually sustain considerable property damage -- and driver safety is threatened with increasing frequency.

[PHOTO OF POLICE CAR]

Personal safety has become a major concern for drivers of public vehicles. Vehicle vandalism and threats to driver and passenger safety have become serious problems for operators of school buses, transit buses, taxicabs and limousines.

IN THE UNITED STATES ALONE, THERE ARE 171,000 TAXICABS TRANSPORTING 1.4 BILLION PASSENGERS EVERY YEAR.(2)

Bus drivers, for example, are often witness to passenger intimidation -- or victims of it themselves -- and many buses sustain graffiti, broken windows, and other forms of property damage. Furthermore, taxicab and limousine drivers are in one of the highest risk professions. A 1998 study conducted by the U.S. National Institute for Occupational Health and Safety found that these individuals are 60 times more likely than other workers to suffer a fatality while on the job. They also have the highest rates of non-fatal assault, second only to police and private security guards.

Given this situation, the trend to installing and using surveillance cameras in at-risk vehicles is growing -- seen as a key means of protecting personal safety and deterring criminal activity.


AWARENESS IS INCREASING OVER THE NEED TO PROTECT TAXICAB DRIVERS
Taxicab drivers have long been calling for the installation of in-vehicle surveillance cameras to deter potential assailants and help identify those who do commit a crime while in a taxi. The Silent Witness FareView(TM) digital mobile surveillance system is the most advanced of its kind in the transportation industry. A camera, mounted to the vehicle's windshield, snaps a picture every time a door is opened, the fare meter is initiated, or the driver presses a panic button. Each digital image is stamped with the date and vehicle identification number, then stored in the recorder unit installed elsewhere in the vehicle.

Cost is the main deterrent to our short-term expansion in the taxi market. Currently, many cab drivers and operators will only invest in a security system if they have experienced an assault, or are required to do so by legislation. However, New York, Toronto and Winnipeg have already mandated security systems for their taxis, and this trend appears to be spreading. Silent Witness' FareView in-vehicle camera system now monitors 430 Winnipeg taxis.

IN THE UNITED STATES ALONE, APPROXIMATELY 450,000 SCHOOL BUSES ARE ON THE ROAD TODAY. ABOUT 40,000 NEW SCHOOL BUSES ARE ADDED EVERY YEAR.(3)


                             [PHOTO OF SCHOOL BUS]


SILENT WITNESS HAS EARNED TOP GRADES IN THE SCHOOL BUS MARKET
In the school bus segment of the mobile market, Silent Witness is the confirmed leader, having installed more than 100,000 in-vehicle school bus surveillance systems throughout North America. For this market, we also recently developed a new product called the Digital Chaperone.(TM) This compact digital video recorder offers better pictures, clearer audio and a longer recording time than any other specialized product now being used for school bus surveillance.

Our strong foothold in this market does not mean that we've reached sales saturation with our surveillance products. In addition to refitting older buses, opportunities for ongoing sales remain high as new buses are added to school transport fleets. We also see expansion potential in moving from the school bus market to the school security market. The Detroit school region recently budgeted US$48 million for security enhancements inside and around school buildings and buses. These significant market opportunities -- and those in transit bus security -- are largely untapped areas that we plan to enter.


(2) Taxicab, Limousine & Paratransit Association
(3) National Highway Traffic and Safety Association

GLOBAL FOCUS ON SECURITY


PUBLIC SAFETY A GLOBAL CONCERN
Threats to the safety of people and property have intensified the search for improved security systems. Public safety has become a global issue -- in city centres, public parks, workplaces, shopping malls, public transit vehicles, financial institutions and any sites where crowds gather.


One of the single most important means of addressing the problem is the deploy-ment of surveillance systems in at-risk areas. A camera panning a crowd or monitoring an at-risk foyer, taxicab or retail outlet can help prevent crimes from occurring. The UK, for example, to date the largest user of CCTV cameras in the world, has seen a reduction in terrorist attacks and a decrease in rioting -- both directly attributable to the stepped-up surveillance.

SECURITY VS. PRIVACY ISSUES
Then there is the question of reconciling society's need for security with the individual citizen's right to privacy. This debate is an important one. Present trends suggest that as safety concerns grow, public opinion is slowly shifting in favour of security. In North America,Europe and other countries today, law-enforcement agencies are relying more and more on CCTV surveillance to enhance public security.

SILENT WITNESS: READY FOR GLOBAL PERFORMANCE
The acceptance of surveillance security around the world, along with the devel-opment of affordable and versatile technology, points to significant growth in the surveillance market for the coming years. Europe is already an important market, and North America is a rapidly expanding market. But it doesn't stop there. Countries in Asia, Africa, mainland Europe and South America offer vast potential.

Silent Witness is well positioned to take advantage of this projected growth. Its products are high-end, premium technologies that have been well received wherever they've been put to use. And, as a Canadian company, Silent Witness has a competitive market advantage over its U.S. competitors (GE and Honeywell, for example) in countries that do not concur with U.S. foreign policies.

Silent Witness is ready to take advantage of the expansion opportunities available to it on the world stage.

THE NUMBER OF CCTV PUBLIC SURVEILLANCE SYSTEMS AROUND THE WORLD IS EXPECTED TO GROW BY 15% ANNUALLY OVER THE NEXT SIX YEARS, GENERATING ABOUT $7.51 BILLION IN REVENUES FOR SYSTEM PROVIDERS BY 2008.(4)


                          [PIE CHART]

GEOGRAPHIC REVENUES
(in thousands)

Non-North America       $10,876

North America           $47,077


                          [PIE CHART]

2002
Non-North America       $ 5,539

North America           $34,502

2001

      Non-North American Revenue increased by 96% in fiscal 2002 due to increased sales in Europe, including the UK.


(4) 2002 Frost & Sullivan Report


                             [PHOTO OF SUBWAY SIGN]

LETTER TO SHAREHOLDERS


[PHOTO OF MAN HOLDING SECURITY CAMERA]


A YEAR OF NOTABLE SUCCESSES

We have had a pivotal year at Silent Witness. We completed our biggest acquisition with the purchase of the CCTV assets of Gyyr,Inc., one of the world's leading manufacturers of recording and networking technologies.

We delivered the first shipment of our revolutionary digital video sensor product to The Stanley Works for use in retail sliding door operations. We led the charge on digital innovation by developing and introducing products for the retail,financial services and mobile markets. And we extended our market reach around the world.


FINANCIAL OVERVIEW: A SNAPSHOT
I'm pleased to report to shareholders that we ended fiscal 2002 on a positive note, with net earnings of $1.1 million. While a modest achievement, I believe it is still noteworthy in a year characterized by turbulent markets and a slow North American economy -- and particularly when the year was one in which the company made a sizeable acquisition.

- Sales revenues were $58 million, up 45% from last year. This growth was due to the additional product sales that came with the Gyyr acquisition, and revenues earned from new product introductions.

- Net earnings per share (basic) were $0.16. This amount reflects the one-time integration costs of $2.5 million associated with the Gyyr acquisition and a charge to inventory of $1.2 million, mainly for Gyyr analog products that don't fit our long-term strategy. Our earnings trend improved after integration was completed.

FISCAL 2002 WAS A PIVOTAL YEAR FOR SILENT WITNESS AS WE SUCCESSFULLY COMPLETED OUR MOST IMPORTANT ACQUISITION. IN THE PROCESS, WE INCREASED OUR SALES BY 45%, BROADENED OUR PRODUCT RANGE AND GAINED ACCESS TO NEW, LUCRATIVE MARKETS THAT VALUE OUR PREMIUM PRODUCTS.

- Gross margin was $24.6 million, 42% of sales. This decrease was due to lower margins realized selling the newly acquired analog storage products from Gyyr.

- Cash flow from operations before investment in working capital and one-time integration costs was $8.6 million compared with $6.6 million last year. This was the result of increased sales and efficiencies of size.

NORTH AMERICA'S CAPITAL SPENDING RECESSION AFFECTED OUR EARNINGS
In fiscal 2002, our business felt the effects of the slowdown in the North American economy and the accompanying capital expenditure recession. Even with increased awareness around security issues after the events of September 11, companies were choosing to control their discretionary spending and deferring many buying decisions. Also affecting our financial picture was the reduced tax revenue in the U.S. This translated into lower spending by school districts on school bus surveillance systems, one of our primary revenue generators.


NO LONGER JUST A CAMERA COMPANY
Our most significant achievement during the past year was acquiring the CCTV recording assets of Gyyr, Inc. in September 2001. This move transformed us instantly from a camera company to a provider of video monitoring solutions for a wide range of applications. Without this successful initiative, we would not have shown any revenue growth in the fiscal year.

The integration of an acquisition of this magnitude is not easy, but we were able to accomplish it on time and on budget. It allowed us to increase our sales by 45% in one year, and to be prepared to respond to new opportunities for growth. The completed restructuring and integration is expected to earn the company a return on investment in the next fiscal year.

With the acquisition, we have assumed a larger, more complex suite of products and gained a substantial customer base. The move also gives us access to addi-tional vertical markets, including large financial and retail institutions. Accordingly, we have expanded our product distribution, and are now able to cross-sell our existing products to Gyyr customers.


INNOVATION KEEPS US WELL IN FRONT OF THE COMPETITION
To maintain market leadership, we must constantly be on the lookout for innova-tive developments and applications of our existing technology. At Silent Witness, innovation has always been a priority.

The expertise we gained through the Gyyr acquisition added to our already solid strength in the research and development area, particularly on the digital front. This year, we proved once again our commitment to developing and advancing innovative technologies that respond to on-the-ground market needs. Here are the highlights:

- The 16-channel Digital Video Management System (DVMS1600) we developed was purchased by Fifth Third Bank -- our first large sale in the financial services market. This recorder can cross-reference financial transactions with digital video images.

- The modular CCTV camera system -- an industry first -- was introduced in the marketplace.

- Digital Chaperone, a compact digital video recorder, has been especially designed for mobile applications, including the school bus market.

- The Digital Video Sensor for sliding door applications was shipped to The Stanley Works.

- Internet Protocol (IP) camera technology is in development and planned for release next year.


DRIVEN BY MARKET NEEDS
At Silent Witness, we do not innovate for the sake of innovation alone. We design value-added products that customers need. To determine what that need is, we keep in close touch with customer advocates, and attend industry events to get to know our customers better. This focus has led to many innovations at Silent Witness. For example, we launched the world's first modular CCTV camera in response to distributors and customers who wanted the flexibility to customize their own product. We will also introduce a simplex (vs. duplex) line of digital recorders as a less expensive option for smaller companies.


PLAYING ON OUR STRENGTHS
The past year we devoted to moving from being a product-oriented company to being a market-oriented one. Our reputation for high-value, premium products has given us entry into sophisticated niche markets where highly reliable, mission-critical products are in demand.

While we are well known for our rugged and reliable cameras -- which are used in environments such as large corporations, casinos, prisons, and other high-security institutions and government locations -- we have now expanded our digital video recorder technology to suit any Point-of-Sale location such as retail establishments and banks.

We have also made a conscious decision not to try to be "all things to all people." At Silent Witness, our efforts are targeted to niche vertical markets, where the Silent Witness brand is recognized and respected. Where we have chosen to do business, we do well, such as the school bus market.

While the U.S. currently accounts for the lion's share of our revenues, we witnessed an increase of over 96% in our sales to international markets this past fiscal year. This has become our fastest growing geographic segment. We have stepped up our marketing activities in Europe and South America to take advantage of the growth opportunities we anticipate outside North America. We recognize that being a Canadian company offers us an advantage over our U.S. competitors when entering certain geographic markets.


MOVING FORWARD IN THE YEAR AHEAD
Our vision for Silent Witness incorporates growth -- both within our existing structure and, when the time and situation is right, through well-considered acquisitions. The Gyyr acquisition has taught us some valuable lessons on how to acquire and integrate companies effectively. During fiscal 2003, we aim to balance

IN 2002, SILENT WITNESS WAS RANKED 13TH OF THE 50 TOP-PERFORMING CANADIAN COMPANIES BY THE GLOBE AND MAIL'S REPORT ON BUSINESS MAGAZINE. OUR GOAL IS TO CONTINUE BUILDING A SOLID COMPANY WITH TOP-QUALITY PRODUCTS AND THE PEOPLE AND RESOURCES TO SUSTAIN LONG-TERM GROWTH.

expected revenue and expenses to move to a higher level of profitability. In keeping with our business model, we will invest the minimum we have to in assets, hold the least amount we can in inventory, and minimize our customer receivables.


SECURING YOUR WORLD
World events of the last year have led to a heightened awareness of security. People want to feel safe, whether they are at work, at home, or at a concert or a sporting event. In some countries, security systems are coming to be seen as necessary to our safety and peace of mind -- particularly in at-risk situations or for at-risk areas.

Silent Witness systems are mainly used to protect business assets -- buses and school property, store inventory and cash at banks, for example. However, our ultimate goal is to keep people safe. Our role is to provide video information as a preventative tool that helps the world become a safer place for customers, employees, businesses, and the public at large.


/s/ Rob Bakshi

Rob Bakshi
Chairman, President and Chief Executive Officer


                        [PHOTO OF BOXED CAMERA SYSTEMS]

CHOICE AND FLEXIBILITY IN 3 EASY STEPS
We introduced the world's first modular CCTV camera system that lets customers choose from over 1100 camera combinations, and assemble their camera as needed in 3 easy steps.

MANAGEMENT'S DISCUSSION & ANALYSIS

FISCAL 2002: A YEAR OF TRANSFORMATION

WITH THE ACQUISITION OF THE CCTV ASSETS OF GYYR, INC., WE INCREASED OUR SIZE AND BROADENED OUR OPPORTUNITIES FOR GROWTH. ACQUISITION AND INTEGRATION COSTS IMPACTED OUR EARNINGS, AS DID THE CAPITAL EXPENDITURE RECESSION IN OUR BIGGEST MARKET, THE U.S. HOWEVER, WE GAINED AN EXPANDED SUITE OF PRODUCTS THAT HELPED INCREASE OUR SALES REVENUES AND GAVE US ENTRY INTO NEW PROFITABLE MARKETS.

FINANCIAL CONTENTS

MANAGEMENT'S DISCUSSION & ANALYSIS                   14
Report on Revenues                                   15
Report on Operations                                 16
Liquidity & Capital Resources                        18

FINANCIALS                                           21
Auditors' Report to Shareholders                     21
Consolidated Balance Sheets                          22
Consolidated Statements of Earnings                  23
Consolidated Statements of Retained Earnings         23
Consolidated Statements of Cash Flows                24
Notes to the Consolidated Financial Statements       25

FISCAL 2002 was a year of transformation for us. Among our significant achievements were:

- The analog and digital recording and networking assets of Gyyr, Inc. were purchased effective September 12, 2001 and integrated into our ongoing CCTV business.

-  The industry's only modular camera system was introduced to the marketplace.

- Sales of our jointly developed Digital Video Sensor System to The Stanley Works began in the second quarter.

- A permanent sales and research and development office was opened in Irvine, California.

-  The number of employees grew from 116 to 165.

Fiscal 2002 revenue grew to $57,953,671 from $40,040,867, a 45% increase due primarily to the sale of analog (VCR) and digital recording and networking products purchased from Gyyr, Inc.

Net income of $1,104,211 included costs of pre-tax $2,502,134 ($1,611,000 after-tax) for the integration of the Gyyr product line into our CCTV business. Also during the fourth quarter of fiscal 2002, we recognized a pre-tax charge of $1,200,000 ($773,000 after-tax) for the write-down of certain inventory acquired from Gyyr, Inc. The charge was for obsolete inventory used for the sale and service of analog (VCR) recorder systems.

Net income per Common Share was $0.16 on an average of 7,046,745 Common Shares outstanding (the number of Common Shares issued and outstanding less the number of Common Shares repurchased and held by us but not cancelled), compared to $0.86 per Common Share in the prior year.

For fiscal 2002, cash used in operations was $3,737,154 ($6,144,110 cash from operations before changes in working capital and $8,646,244 excluding the one-time integration costs) compared to the prior year's total of $5,559,109 ($6,562,672 before changes in working capital).

SEGMENTED REVENUES AND PROFITS

CCTV products are the largest portion of our revenue and profit picture, but we expect that our OEM business will continue to build in importance. Segmented revenues and segmented contribution by industry segment for fiscal 2002, 2001 and 2000 were as follows:

SUMMARY SEGMENTED FINANCIAL INFORMATION, FISCAL YEARS 2000-2002

                                            2002            2001            2000
                                    ------------    ------------    ------------
Segmented Revenues
CCTV                                $ 47,334,581    $ 30,165,690    $ 31,345,114
Mobile                                 8,916,454       9,687,871       8,531,789
OEM                                    1,702,636         187,306              --
                                    ------------    ------------    ------------
                                    $ 57,953,671    $ 40,040,867    $ 39,876,903
                                    ============    ============    ============

Segmented Contribution(1)
CCTV                                $ 12,588,309    $ 11,060,406    $ 11,068,668
Mobile                                 3,256,983       4,198,664       3,527,710
OEM                                      289,446           9,241              --
                                    ------------    ------------    ------------
                                    $ 16,134,738    $ 15,268,311    $ 14,596,378
                                    ============    ============    ============

(1) Gross margin less sales and marketing expense.

MANAGEMENT'S DISCUSSION & ANALYSIS

CCTV PRODUCTS

Sales of our CCTV products, which are sold primarily through distributors and system integrators, accounted for 82% of sales in fiscal 2002, compared with 75% and 79% of sales in fiscal 2001 and fiscal 2000, respectively. Sales within the division increased by $17,168,891, or 57% in fiscal 2002. This increase in revenue occurred because of sales of the acquired recording and networking products. Sales of these products totalled $17,898,542 for the period September 12, 2001 to July 31, 2002.

Gross margin in the CCTV business was lower than the prior year because sales of the acquired analog (VCR) recorders provided a low gross margin compared to historical gross margin rates. The acquired digital recorders provided a gross margin in the mid 40% range. Gross margin for camera products was consistent with fiscal 2001.The sales rate of the digital recorders improved steadily from the time of acquisition while the sales rate of the analog recorders steadily slowed. In the fourth quarter of fiscal 2002, a charge of pre-tax $1,200,000 was recorded to write down obsolete analog recorder inventory.

Sales for fiscal 2001 decreased by $1,179,424, or 4%, compared to fiscal 2000. The decrease occurred due to the slower North American economy.

MOBILE

Mobile revenue decreased by 8% to $8,916,454 for fiscal 2002 compared to the prior fiscal year. Sales of school bus recorder systems declined as a result of school districts making spending cutbacks because of a decrease in state tax revenues. This decline was partially offset by an increase in sales of our FareView system for taxis. Gross margin for mobile products was consistent with that of fiscal 2001.

OEM DIVISION

We sell our Pan-Tilt-Zoom camera to European and North American customers and the Digital Video Sensor System to control the operation of commercial sliding doors, as well as certain other CCTV equipment under OEM agreements. OEM revenues rose from $187,306 in fiscal 2001 to $1,702,636 in fiscal 2002. Sales of products to The Stanley Works are expected to increase in fiscal 2003.

GEOGRAPHIC REVENUES

Our non-North American revenue increased in fiscal 2002 by $5,336,856 or 96% to $10,875,860. The increase was due to new CCTV products and the addition of two full-time sales staff based in the UK. Sales to the United States increased by 43% to $45,437,321, but the rate of increase was adversely affected by the slower economic conditions in the U.S. Sales to our Canadian customers decreased to $1,640,490 from the prior year's total of $2,822,947, reflecting the reduced level of capital expenditures in North America.

For fiscal 2001, our non-North American revenue increased significantly, especially in Europe and the UK. International revenues totalled $5,539,004, a 26% increase from fiscal 2000. The improved results stemmed from the opening of our sales office in the UK late in fiscal 2000 and intensified sales efforts there. North American sales were softer, which reflected the weaker North American economy in the second half of fiscal 2001 compared with the second half of fiscal 2000. U.S. sales declined by 3% from the previous year and totalled $31,678,916.

REPORT ON OPERATIONS

SALES AND MARKETING

In fiscal 2002, our sales and marketing expenses totalled $8,421,193 (15% of sales revenue) compared with $5,618,797 (14% of sales) in fiscal 2001. The increase in expenses was from the addition of sales personnel in our Surrey, B.C. office, two additional people in the U.K., the addition of sales staff in several U.S. states and costs of our new sales and research and development office in Irvine, California.

Sales and marketing costs increased by 6% to $5,618,797 in fiscal 2001 from the previous fiscal year. The primary driver for the rise in costs was increased salaries and advertising expenses. Other sales costs were controlled through a focused approach on trade shows and related marketing initiatives and by limiting increases in the number of our sales and marketing personnel.

GENERAL AND ADMINISTRATIVE

General and administrative costs totalled $4,424,851 (8% of revenue) in fiscal 2002 compared with $3,662,121 (9% of revenue) in the prior fiscal year. Salary costs increased by $515,054 because of the addition of personnel for credit, accounting and information technology functions needed to service the higher level of sales and business activity. The reduction in our general and administrative costs expressed as a percent of sales, was due to our consolidation of these functions in our Surrey, B.C. office as part of the business integration of the Gyyr assets. We also had an increase in legal costs of $105,094 during fiscal 2002 as a result of increased transactional activity.

Total general and administrative expenses increased from $3,285,762 in fiscal 2000 to $3,662,121 in fiscal 2001. The increase resulted from higher costs for shareholder relations activities, bad debt expense due to the weaker North American economy, increases in salaries and increases in rent costs related to additional space required during fiscal 2001.

SERVICE

Our service team provides technical support to customers 24 hours a day, 7 days a week and performs warranty and non-warranty service and repair. Service costs for fiscal 2002 were $1,093,026 (2% of sales) compared to $669,526 (also 2% of sales) in fiscal 2001. The increase in costs was a result of the addition of personnel to support the higher sales level, and an increase in the estimated warranty costs for VCR recorder systems.

RESEARCH AND DEVELOPMENT

We continue to invest heavily in new product development and the enhancement of our existing product lines. Historically, we have succeeded by continually enhancing and broadening our analog camera product line, specifically for the security industry. A key challenge in the future will be the development of Internet Protocol camera systems with the features required in the security industry.

Current R & D initiatives include:

- continuing improvement of the existing rugged modular analog camera product line to achieve lower costs and increased features;

-  introduction of 1-, 4-, 8- and 16-channel simplex digital recorders; and

- continuing development of the Internet Protocol camera system and successfully bringing it to market.

Research and development expense was $3,825,501 (net of ITC of $1,498,339), or 7% of revenue, compared to $2,522,592 or 6% of revenue in fiscal 2001. The increase was due to the addition of personnel and related space and equipment requirements. R & D personnel were hired as part of the Gyyr asset acquisition, and we opened a new sales and research and development office in Irvine, California. That office specializes in the development of digital storage products and related networking software. The Surrey R & D group specializes in camera technologies and the IP camera system.

Research and development expense totalled $2,522,592 (net of ITC of $498,206) in fiscal 2001, compared with the previous year's total of $2,113,400 (net of ITC). The majority of the increase represents additional salary costs for two new R & D employees hired during the fiscal year. The cost of additional personnel was partially offset by a decrease in the use of consultants.

FIVE-YEAR SUMMARY OF RESEARCH
AND DEVELOPMENT EXPENDITURES (NET OF TAX CREDITS)
In thousands, Canadian dollars

[BAR CHART

2002         3,825,501
2001         2,522,592
2000         2,113,400
1999         1,794,703
1998           821,711


AMORTIZATION

We purchased the CCTV assets of Gyyr, Inc. in September 2001, and $9,818,151 of the purchase price was allocated to property, plant and equipment and other assets. Most of those assets are being amortized over five to seven years. Amortization therefore increased from $1,261,742 in fiscal 2001 to $3,215,345 in fiscal 2002.

During fiscal 2001 and the fourth quarter of fiscal 2000, we purchased the Pan-Tilt-Zoom (PTZ) camera line of Gyyr and the Micro Imaging Division (MID) of Welch Allyn Inc. Most of the increase in amortization expense from $683,209 in fiscal 2000 to $1,261,742 in fiscal 2001 was related to the amortization of capital costs associated with these acquisitions.

MANAGEMENT'S DISCUSSION & ANALYSIS

INTEGRATION COSTS OF ACQUIRED BUSINESSES

During fiscal 2002, we incurred $2,502,134 in one-time costs associated with reorganizing and moving certain production, customer and technical service functions from Anaheim, California to Surrey, B.C.

As part of the integration, effective September 2001, we entered into a 90-day transitional services agreement with Gyyr and its parent, Odetics Inc. Services provided under that agreement included sales and marketing, manufacturing and inventory management, technical service, research and development and certain general and administrative functions, and all were charged as an expense as incurred. Under this agreement, we paid Gyyr the actual cost of the services performed plus a fee of US$400,000 per month for overhead, facilities and related costs. Costs for the acquisition of equipment and leasehold improvements for the future production of video storage and networking products were capitalized.

INCOME TAXES

Our income tax expense totalled $454,617 in fiscal 2002 compared with $3,394,230 in the prior year.The decrease was due to lower profits. The effective tax rate was slightly lower than the expected rate of 42% because of Canadian manufacturing and processing tax credits and adjustments to prior year's estimates.

Income tax expense decreased from $3,520,149 in fiscal 2000 to $3,394,230 in fiscal 2001. Our effective tax rate was approximately 41%. This was below the statutory rate of 45.6% due to Canadian manufacturing and processing tax credits and investment tax credits. During fiscal 2001, income taxes were 39% of pre-tax income. The income tax rate was lower than the expected 41% rate because of a cumulative adjustment recording the benefit of a larger-than-expected R & D tax credit earned in the prior year.

HUMAN RESOURCES

During fiscal 2002, we were named one of British Columbia's top 25 companies to work for by B.C. Business magazine. This award recognizes the initiatives we have taken over the past several years to become recognized as an employer of choice.

Annually, we conduct an employee opinion survey to solicit feedback regarding salary and benefits, educational programs and other matters affecting our employees.

We have a professional development program, which we expanded to include sessions on supervisory skills and leadership, customer service, and technical product training. We also introduced "Lunch and Learn" sessions for all employees.

Our employee benefit plan was reviewed against market data and several enhancements were introduced, including an RRSP matching program and an interest-free computer purchase plan.

We continue to be active in the cooperative education programs at universities and colleges. As well, we participate in work experience programs and guided studies programs, and attend important career fairs.

FOREIGN CURRENCY GAIN

The weakening Canadian dollar has resulted in pre-tax currency exchange gains of $623,231, $483,377 and $443,128 in each of the last three fiscal years.

OTHER INCOME/EXPENSE

During fiscal 2002, we incurred $113,284 of interest expense because of borrowings to fund acquisitions. We recognized interest income of $345,149 and $356,276 in fiscal 2001 and 2000, respectively.

During the fourth quarter of fiscal 2001, we received insurance proceeds of $710,107 (net of certain legal costs) related to the settlement of legal actions initiated by us against our insurance carrier in relation to the settlement of certain claims made by certain of our former officers and employees.Those claims were settled in fiscal 2000 and the cost of the claims was charged as an expense in prior periods.

LIQUIDITY AND CAPITAL RESOURCES

CASH RESOURCES AND LIQUIDITY

Working capital at the end of fiscal 2002 was $22,436,911 compared with $15,442,075 at the end of fiscal 2001. Our current ratio (current assets divided by current liabilities) decreased from 4.6 to 3.8. Accounts receivable and inventory increased to support the higher level of sales in fiscal 2002. We have a comprehensive secured lending arrangement with a Canadian commercial bank. This arrangement provides a 364-day committed operating line of credit totalling $8 million and an acquisition line of $12 million amortizing over five years. The borrowing cost is based on a spread of 1.25% to 1.5% over

LIBOR, and the arrangement is secured by substantially all of our assets. In September 2001, the acquisition line was used to fund the purchase of the CCTV and storage business of Gyyr. At July 31, 2002, US$1,500,000 was outstanding on our operating line of credit.

CASH FLOW FROM OPERATIONS

Cash used in operations was $3,737,154 in fiscal 2002 compared with cash flow from operations of $5,559,109 in the prior fiscal year. Cash flow from operations, before changes in non-cash working capital items, was $6,144,110 for fiscal 2002, compared with $6,562,672 in fiscal 2001. Cash flow in fiscal 2002 was reduced by $2,502,134 for one-time business integration costs. In fiscal 2002, $9,881,264 of cash was invested in working capital items compared with $1,003,563 in the previous year.

INVESTING ACTIVITIES

Effective September 2001, we purchased for approximately $15.5 million substantially all of the CCTV products and business of Gyyr, Inc. Gyyr specialized in analog and digital recording technologies and has multiplexers and network transmission products.The addition of these products to our existing line of cameras allows us to design and sell complete security solutions to meet the increasingly complex CCTV security needs of customers.

The acquisition also broadened our existing distribution channels. While we had historically sold the majority of our CCTV products through distributors, this acquisition opened opportunities for us with integrators and financial institutions.

The cost of this acquisition was allocated as follows:

Inventory                       $ 5,637,172
Property, plant & equipment       1,842,594
Software                          6,486,995
Intellectual property             1,488,562
                                -----------
                                $15,455,323

The acquisition of these assets was financed with cash on hand, the assumption of US$1,000,000 of liabilities, and a CDN$12,000,000 acquisition loan arranged under our credit agreement with a Canadian chartered bank. The US$1,000,000 liability assumed was paid in full in fiscal 2002.

During fiscal 2001, we invested $1,358,552 (including capitalized legal costs) for a 15% interest in SmartSight Networks Inc. (formerly ComLink Inc.). SmartSight is a privately held company specializing in video compression and wireless transmission. In conjunction with the investment, we entered into licensing agreements for certain technology at commercially advantageous rates.

In April 2001, the Pan-Tilt-Zoom (PTZ) camera product line of Gyyr Inc. was purchased for $2,036,873 (US$1,300,000), of which approximately $1.1 million represented inventory and $0.9 million was for property, plant and equipment, intellectual property and a non-competition agreement.We decided to purchase the PTZ line rather than developing it in-house because we believe this was a faster and less expensive way to introduce a Silent Witness PTZ camera to market. The camera can pan 360 degrees, tilt in all directions and zoom-in on distant objects. It complements our existing line of stationary board cameras.

During fiscal 2002, we spent $1,429,997 to purchase property, plant and equipment (compared to $1,003,470 in fiscal 2001), the majority of which was for computer hardware and software, and tools and equipment necessary to support the growth of our business.

FINANCING ACTIVITIES

On October 25, 2001, we completed a private placement of 465,117 Special Warrant Units at a price of $32.25 per unit, for gross proceeds of $15,000,023. Each Special Warrant Unit consisted of two Series A Special Warrants and one Series B Special Warrant. Each Special Warrant was exercised without payment of any additional consideration for one Common Share and one-half of one Share Purchase Warrant. Each whole Share Purchase Warrant is exercisable until April 25, 2003 and entitles the holder, on exercise, to acquire one Common Share at a price of $13.25.

During fiscal 2002, 180,000 Common Shares were issued upon the exercise of stock options for proceeds of $333,500, compared with 6,000 Common Shares issued upon exercise of stock options for aggregate proceeds of $8,220 in the previous fiscal year. At July 31, 2002, options with respect to 610,500 Common Shares were outstanding, with exercise prices between $1.36 and $12.61 per share, and share appreciation rights with respect to 94,666 Common Shares were outstanding with exercise prices between $8.00 and $12.61.

MANAGEMENT'S DISCUSSION & ANALYSIS

NORMAL COURSE ISSUER BID

On July 19, 2002, we renewed our normal course issuer bid through the facilities of the Toronto Stock Exchange to purchase up to 300,000 of our outstanding Common Shares or approximately 3.7% of our 8,012,441 issued and outstanding shares. The bid commenced July 24, 2002 and will terminate 12 months from commencement or on the date upon which we have acquired the maximum number of Common Shares permitted under the bid, whichever date comes earlier.

We commenced the normal course issuer bid because we believe that our Common Shares were undervalued and that therefore, the purchase of Common Shares may represent an opportunity to provide capital appreciation and market stability for the benefit of shareholders and to potentially offset the dilutive effects of our stock option plan or other share issuances.

Purchases under the normal course issuer bid must be effected through the facilities of the Toronto Stock Exchange, in accordance with its by-laws and rules. The price we pay for any Common Shares acquired will be the market price of such shares at the time of acquisition.

Copies of the Notice of Intention to Make a Normal Course Issuer Bid may be obtained, without charge, by contacting us.

An earlier normal course issuer bid for up to 300,000 Common Shares expired on July 19, 2002. Under that bid, we purchased and continue to hold 89,400 Common Shares purchased at an average weighted price of CDN$11.48. Through to July 31, 2002, we have purchased and continue to hold a total of 365,500 Common Shares, purchased at an average weighted price of CDN$8.71 per share.

RISK MANAGEMENT

BUSINESS RISKS

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

FOREIGN EXCHANGE RISKS AND INFLATION

We generate approximately 90% of our revenues in U.S. dollars.We record U.S. dollar-denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars based on spot rates for the U.S. dollar at the end of the reporting period. We had a pre-tax foreign exchange gain of $623,231 and $483,377 fiscal 2002 and 2001 respectively due to the weakening Canadian dollar. To date, we have not engaged in any currency hedging to minimize the effects of these gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that most of the components, raw material and services we purchase are denominated in U.S. dollars. We estimate that each $0.01 decrease in the value of the Canadian dollar compared with the U.S. dollar results in an earnings-per-share change of approximately CDN$0.01/share.

We do not hold, and we have not entered into a market risk sensitive instrument for trading purposes.

We believe that inflation and other changes in prices have not had a material effect on us.

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Our financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"), the application of which conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in footnotes to the financial statements.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Silent Witness Enterprises Ltd. as at July 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended July 31, 2002.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended July 31, 2002 and 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended July 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis after giving effect to the change in accounting for stock-based compensation as explained in note 2(m) to the financial statements.



/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada
September 3, 2002

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
July 31, 2002 and 2001

                                                            2002            2001
                                                    ------------    ------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                           $  2,391,016    $  5,569,736
Accounts receivable                                   12,736,269       7,976,495
Income taxes recoverable                               1,024,680              --
Inventory (note 3)                                    12,710,277       5,508,013
Prepaid expenses and deposits                          1,492,205         687,068
                                                    ------------    ------------
                                                      30,354,447      19,741,312

Investment (note 4)                                    1,358,552       1,358,552

Property, plant and equipment (note 5)                 4,283,758       2,916,081

Other assets (note 6)                                  7,782,406       1,117,280

Future income taxes (note 11)                                 --          36,418
                                                    ------------    ------------
                                                    $ 43,779,163    $ 25,169,643
                                                    ============    ============

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank loan (note 7)                                  $  2,376,450    $         --
Accounts payable and accrued liabilities               5,081,086       3,762,977
Income taxes payable                                          --         186,260
Warranty reserve                                         460,000         350,000
                                                    ------------    ------------
                                                       7,917,536       4,299,237

Future income taxes (note 11)                            368,381              --

SHAREHOLDERS' EQUITY:
Share capital (note 9)                                18,784,295       5,178,092
Contributed surplus (note 9(c))                           65,902              --
Retained earnings                                     16,643,049      15,692,314
                                                    ------------    ------------
                                                      35,493,246      20,870,406
                                                    ------------    ------------
                                                    $ 43,779,163    $ 25,169,643
                                                    ============    ============

Commitments (note 14)
Contingencies (note  16)
Subsequent event (note 14(b))

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------

Approved on behalf of the Board:


/s/ R. K. Bakshi           /s/ David Shaw

R. K. (Rob) Bakshi         David Shaw
Director                   Director

CONSOLIDATED STATEMENTS OF EARNINGS
(Expressed in Canadian dollars)
Years ended July 31, 2002 and 2001 and 2000

                                                       2002             2001             2000
                                               ------------     ------------     ------------
Revenue                                        $ 57,953,671     $ 40,040,867     $ 39,876,903
Cost of sales                                    33,397,740       19,153,759       19,984,658
                                               ------------     ------------     ------------
                                                 24,555,931       20,887,108       19,892,245

OPERATING EXPENSES:
Sales and marketing                               8,421,193        5,618,797        5,295,867
General and administrative                        4,424,851        3,662,121        3,285,762
Service                                           1,093,026          669,526          702,886
Research and development (net of investment
  tax credits of $1,498,339; 2001 --
  $498,206; 2000 -- $568,128)                     3,825,501        2,522,592        2,113,400
Integration costs of acquired
  business (note 8(a))                            2,502,134               --               --
Foreign currency gain                              (623,231)        (483,377)        (443,128)
Amortization                                      3,215,345        1,261,742          683,209
                                               ------------     ------------     ------------
                                                 22,858,819       13,251,401       11,637,996
                                               ------------     ------------     ------------

Earnings before other income and income taxes     1,697,112        7,635,707        8,254,249
Other income (expense):
Interest/other income                              (138,284)         345,149          356,276
Insurance proceeds (note 12)                             --          710,107               --
                                               ------------     ------------     ------------
                                                   (138,284)       1,055,256          356,276
                                               ------------     ------------     ------------
Earnings before income taxes                      1,558,828        8,690,963        8,610,525

INCOME TAXES:
Current (recovery)                                 (257,511)       3,390,033        3,119,002
Future                                              712,128            4,197          401,147
                                               ------------     ------------     ------------
                                                    454,617        3,394,230        3,520,149
                                               ------------     ------------     ------------

Net earnings                                   $  1,104,211     $  5,296,733     $  5,090,376
                                               ============     ============     ============

EARNINGS PER SHARE (NOTE 2(L))
Basic                                          $       0.16     $       0.86     $       0.80
Diluted                                                0.15             0.80             0.75
                                               ============     ============     ============

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Expressed in Canadian dollars)
Years ended July 31, 2002 and 2001 and 2000

                                                                2002             2001            2000
                                                        ------------     ------------    ------------
Retained earnings, beginning of year                    $ 15,692,314     $ 10,395,581    $  5,305,205
Adjustment  to opening retained earnings (note 2(m))        (153,476)              --              --
Net earnings                                               1,104,211        5,296,733       5,090,376
                                                        ------------     ------------    ------------
Retained earnings, end of year                          $ 16,643,049     $ 15,692,314    $ 10,395,581
                                                        ============     ============    ============

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
Years ended July 31, 2002 and 2001 and 2000

                                                            2002             2001             2000
                                                    ------------     ------------     ------------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net earnings                                        $  1,104,211     $  5,296,733     $  5,090,376
Items not involving cash:
  Amortization                                         3,215,345        1,261,742          683,209
  Write-down of Gyyr inventory                         1,200,000               --               --
  Future income taxes                                    712,128            4,197          401,147
  Stock-based compensation expense                       (87,574)              --               --
                                                    ------------     ------------     ------------
                                                       6,144,110        6,562,672        6,174,732
Change in non-cash operating working
  capital (note 10)                                   (9,881,264)      (1,003,563)      (3,758,772)
                                                    ------------     ------------     ------------
                                                      (3,737,154)       5,559,109        2,415,960
INVESTING:
Purchase of investments                                       --       (1,358,552)              --
Disposal of short-term investments                            --               --        1,116,076
Purchase of property, plant and equipment
  and other assets                                    (1,429,997)      (1,003,470)        (805,631)
Acquisition (note 8)                                 (13,686,893)      (2,036,873)      (1,935,986)
                                                    ------------     ------------     ------------
                                                     (15,116,890)      (4,398,895)      (1,625,541)
FINANCING:
Bank loan (note 7)                                    14,396,116               --               --
Principal payment                                    (12,019,666)              --               --
Issuance of equity instruments, net of gross
  issuance costs                                      14,324,854            8,220          261,703
Share repurchases (note 9(b))                         (1,025,980)      (1,207,102)        (951,520)
Capital lease payments                                        --           (3,198)          (5,795)
                                                    ------------     ------------     ------------
                                                      15,675,324       (1,202,080)        (695,612)
                                                    ------------     ------------     ------------

Increase (decrease) in cash and cash equivalents      (3,178,720)         (41,866)          94,807
Cash and cash equivalents, beginning of year           5,569,736        5,611,602        5,516,795
                                                    ------------     ------------     ------------
Cash and cash equivalents, end of year              $  2,391,016     $  5,569,736     $  5,611,602
                                                    ============     ============     ============

Supplementary information (note 10)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
Years ended July 31, 2002 and 2001 and 2000

1. OPERATIONS:

The Company was incorporated in 1986 under the Company Act (British Columbia). Its principal business activity is the research, development and marketing of monitoring and surveillance systems.

2. SIGNIFICANT ACCOUNTING POLICIES:

(a) Principles of consolidation:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Company and its subsidiary.

SILENT WITNESS ENTERPRISES LTD. -- Parent company
SILENT WITNESS U.S.A., INC. -- 100%-owned subsidiary

All significant intercompany transactions and balances have been eliminated.

Significant measurement differences between Canadian generally accepted accounting principles (GAAP) and United States GAAP are explained and quantified in note 19.

(b) Cash and cash equivalents:

Cash and cash equivalents are defined to include highly liquid securities with original terms to maturity of three months or less when purchased.

(c) Inventory:

Inventory is valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in first-out basis and includes labour and overhead applied on a standard rate basis for work-in-progress and finished goods.

(d) Investment:

The Company's investment in SmartSight Networks Inc. (formerly Comlink Inc.) (note 4) is accounted for by the cost method. Cost for the investment includes the original acquisition cost and costs incurred for the acquisition. Earnings are only recognized when received.

(e) Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated amortization. Amortization is calculated as follows:

ASSET                                  BASIS                           RATE
-----                                  -----                           ----
Tools and equipment                    Declining-balance                 20%
Office equipment                       Declining-balance                 20%
Leasehold improvements                 Straight-line           3 and 5 years
Computer hardware                      Declining-balance                 30%
Computer software                      Declining-balance                100%
Assets under capital lease             Declining-balance                 20%

(f) Non-competition and intellectual property:

Non-competition and intellectual property are recorded at cost and are being amortized on a straight-line basis over a period of 3 to 5 years. The Company assesses the underlying value and amortization of non-competition and intellectual property by determining whether the unamortized balances can be recovered through undiscounted future operating cash flows attributed to the acquired assets over their remaining life. Any permanent impairment in the value of non-competition or intellectual property is written off against earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(g) Warranty:

The estimated future warranty obligations related to products sold are provided by charges to operations in the period in which the related revenue is recognized.

(h) Revenue recognition:

Revenue is recognized pursuant to contractual arrangements when title passes to the customer as goods are shipped and collection of the sales proceeds is reasonably assured.

(i) Research and development:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain stringent conditions related to future recoverability. Research and development costs that are for the purchase of capital assets that have alternative future uses are capitalized and amortized over their estimated useful life (note 2(e)). Investment tax credits earned on qualified research and development expenditures for income tax purposes are recognized at their net realizable value and netted against the related expenditure.

(j) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.To the extent that realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

(k) Foreign currency transactions:

The Company's functional currency is the Canadian dollar.The Company translates its foreign currency denominated assets and liabilities and its integrated foreign operations into Canadian dollars using rates of exchange prevailing at the balance sheet dates for monetary items, historic exchange rates for non-monetary items (including amortization of property, plant and equipment) and average rates of exchange during the year for revenues and expenses. The resulting exchange gains or losses are charged to income.

(l) Earnings per share:

Basic earnings per share ("EPS") is computed by dividing net earnings by the weighted average number of common shares outstanding during the reporting period. Diluted EPS is computed similar to basic EPS except that the weighted average number of shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding dilutive stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(m) Stock-based compensation plans:

Effective August 1, 2001, the Company adopted the new Recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The new Recommendations require that stock-based compensation issued by the Company on or after August 1, 2001 be measured at fair value. All stock-based payments to non-employees, and awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments are required to be recognized by a charge against earnings. At August 1, 2001, the Company has outstanding stock appreciation rights. The fair value of these outstanding awards at that date has been recognized by a charge against retained earnings of $153,476. Changes in fair value during the reporting period are recorded in earnings. Other stock-based payments to employees can be recognized in the measurement of earnings or an entity can elect to apply an alternative method.

The Company has elected to continue to account for employee stock option grants by the settlement method under which no compensation cost is recorded on grant. Consideration paid by the employees on the exercise of stock options is credited to share capital.

(n) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, useful lives for amortization and provisions for warranties and contingencies. Actual results may differ from these estimates.

(o) Comparative figures:

Certain of the July 31, 2001 and July 31, 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

3. INVENTORY:

                                                       2002            2001
                                               ------------    ------------
Raw materials and work-in-progress             $ 10,211,301    $  4,595,485
Finished goods                                    2,498,976         912,528
                                               ------------    ------------
                                               $ 12,710,277    $  5,508,013
                                               ============    ============

The Company recognized a pre-tax charge of $1,200,000 ($773,000 after-tax) for the write down of certain inventory acquired from Gyyr, Inc.The charge was for obsolete inventory used for sales and service of analog (VCR) recorder systems and was included in cost of sales.

4. INVESTMENT:

In the year ended July 31, 2001, the Company acquired 15% of the outstanding common shares of SmartSight Networks Inc. (formerly Comlink Inc.) for cash consideration of $1,250,000. Legal costs of $108,552, associated with the investment, have been included in the cost of the investment.

5. PROPERTY, PLANT AND EQUIPMENT:

2002
--------------------------------------------------------------------------------
                                                       ACCUMULATED      NET BOOK
                                               COST   AMORTIZATION         VALUE
                                         ----------   ------------    ----------
Tools and equipment                      $3,703,784     $1,190,734    $2,513,050
Office equipment                          1,230,196        482,187       748,009
Leasehold improvements                      530,820        524,980         5,840
Computer hardware                         1,723,867        829,256       894,611
Computer software                         1,171,466      1,063,050       108,416
Assets under capital lease                   66,894         53,062        13,832
                                         ----------     ----------    ----------
                                         $8,427,027     $4,143,269    $4,283,758
                                         ==========     ==========    ==========

2001
--------------------------------------------------------------------------------
                                                       ACCUMULATED      NET BOOK
                                               COST   AMORTIZATION         VALUE
                                         ----------   ------------    ----------
Tools and equipment                      $2,326,194     $  734,666    $1,591,528
Office equipment                            793,387        349,789       443,598
Leasehold improvements                      519,140        304,323       214,817
Computer hardware                         1,047,658        590,755       456,903
Computer software                           954,633        762,689       191,944
Assets under capital lease                   66,894         49,603        17,291
                                         ----------     ----------    ----------
                                         $5,707,906     $2,791,825    $2,916,081
                                         ==========     ==========    ==========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. OTHER ASSETS:

2002
--------------------------------------------------------------------------------
                                                       ACCUMULATED      NET BOOK
                                               COST   AMORTIZATION         VALUE
                                         ----------   ------------    ----------
Non-competition agreements               $  334,621     $  117,407    $  217,214
Intellectual property and software        8,918,597      1,948,404     6,970,193
Other                                       719,130        124,131       594,999
                                         ----------     ----------    ----------
                                         $9,972,348     $2,189,942    $7,782,406
                                         ==========     ==========    ==========

2001
--------------------------------------------------------------------------------
                                                       ACCUMULATED      NET BOOK
                                               COST   AMORTIZATION         VALUE
                                         ----------   ------------    ----------
Non-competition agreements               $  177,930     $   42,703    $  135,227
Intellectual property and software        1,178,077        283,303       894,774
Other                                        87,279             --        87,279
                                         ----------     ----------    ----------
                                         $1,443,286     $  326,006    $1,117,280
                                         ==========     ==========    ==========

7. BANK LOAN:

Effective April 29, 2002, the Company renewed its credit agreement with a Canadian chartered bank. Under the terms of this agreement, the Company has an operating line of credit of $8,000,000 and an amortizing acquisition facility of $12,000,000.The operating line of credit is committed for 364 days and bears interest at LIBOR + 1.25%.The acquisition facility bears interest at LIBOR +1.50% and requires equal monthly principal payments plus interest over a five year term. The credit agreement is secured by substantially all assets of the Company. At July 31, 2002, U.S. $1,500,000 was outstanding under the operating line.

8. BUSINESS COMBINATIONS:

(a) CCTV Products Division:

Effective September 12, 2001, the Company acquired the CCTV recording and networking assets of Gyyr, Inc.

The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired, and consideration paid are as follows:

Net assets acquired, at assigned values:
----------------------------------------
Inventory                                                        $  5,637,172
Property, plant and equipment                                       1,842,594
Software                                                            6,486,995
Intellectual property                                               1,488,562
Accounts payable and accrued liabilities assumed                   (1,768,430)
                                                                 ------------
Cash consideration paid                                          $ 13,686,893
                                                                 ============

Effective September 12, 2001, the Company entered into a 90-day transitional services agreement with Gyyr, Inc. Services provided under the agreement included sales and marketing, manufacturing and inventory management, technical service, research and development and certain general and administrative functions. For these services, the Company paid Gyyr, Inc. a fee of US$400,000 per month.The cost of the fee plus certain Gyyr integration costs, totaling $2,502,134, were charged to integration expense.

(b) Pan/Tilt/Zoom ("PTZ") Acquisition:

Effective April 30, 2001, the Company acquired Gyyr, Inc.'s PTZ product line, intellectual property and related assets.

The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired and consideration given are as follows:

Net assets acquired, at assigned values:
Inventory                                                                       $ 1,115,751
Property, plant and equipment                                                       765,262
Non-competition agreement                                                            77,930
Intellectual property                                                                77,930
                                                                                -----------
Cash consideration paid, including $34,915 of direct acquisition costs          $ 2,036,873
                                                                                ===========

(c) Welch Allyn Inc.

Effective May 2, 2000, the Company acquired the assets of the micro imaging division of Welch Allyn Inc.

The transaction has been accounted for by the purchase method with the results of operations included in these financial statements from the date of acquisition. Details of the assets acquired and consideration given are as follows:

Net assets acquired, at assigned values:
Inventory                                                                       $   550,849
Property, plant and equipment                                                       184,990
Non-competition agreement                                                           100,000
Intellectual property                                                             1,100,147
                                                                                -----------
Cash consideration paid, including $52,913 of direct acquisition costs          $ 1,935,986
                                                                                ===========

9.SHARE CAPITAL:
--------------------------------------------------------------------------------

(a) Authorized:

100,000,000 common shares without par value

10,000,000 preference shares without par value of which 1,450,000 are designated as Series A preferred shares

(b) Issued:

                                           NUMBER OF SHARES            AMOUNT
                                           ----------------         ------------
Common shares:
Balance, July 31, 1999                            6,298,090         $  7,066,791
Stock options exercised                             133,000              261,703
Normal course issuer bid                           (122,600)            (951,520)
                                                  ---------         ------------

Balance, July 31, 2000                            6,308,490            6,376,974
Stock options exercised                               6,000                8,220
Normal course issuer bid                           (153,500)          (1,207,102)
                                                  ---------         ------------

Balance, July 31, 2001                            6,160,990            5,178,092
Stock options exercised                             180,000              333,500
Common shares issued                              1,395,351           14,298,683
Normal course issuer bid                            (89,400)          (1,025,980)
                                                  ---------         ------------
Balance, July 31, 2002                            7,646,941         $ 18,784,295
                                                  =========         ============

At July 31, 2002, a total of 365,500 shares acquired under normal course issuer bids have not been cancelled.

In October 2001, the Company sold 1,395,351 Special Warrants for net proceeds (after tax) of $14,298,683. Each Special Warrant was sold for $10.75 and entitles the holder to receive, without further payment, one Common Share and one-half of a Common Share Purchase Warrant upon the exercise or deemed exercise of each Special Warrant. Each whole Common Share Purchase Warrant is exercisable for a period of 18 months from closing and entitles the holder to purchase one additional Common Share at $13.25 per share. On December 12, 2001, the Special Warrants were converted to 1,395,351 Common Shares and 697,675 Common Share Purchase Warrants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(c) Stock options:

The Company has a Long Term Share Compensation Plan (the "LT Plan").The LT Plan provides for the granting of stock options, stock appreciation rights (SARs), deferred stock units (DSUs) and share bonuses to directors, officers, employees or other persons providing ongoing services to the Company or its subsidiaries.The awards granted under the LT Plan are subject to vesting and expiry requirements as imposed by the Board.

The Company has not awarded any stock-based compensation to non-employees during the year ended July 31, 2002. No compensation expense has been recognized for stock options granted to employees under the Long-term Compensation Plan during the same period. Compensation expense for SARs have been recognized as described in note 2(m). The cumulative compensation expense as at July 31, 2002 is $65,902 which is recorded as contributed surplus.

The following pro forma financial information reflects the net earnings and basic earnings per share had the Company recognized stock-based compensation for stock options issued during the year ended July 31, 2002 using a fair value method:

Net earnings-- as reported                                           $ 1,104,211
Net earnings-- pro forma                                                 932,549
Basic earnings per share-- as reported                                      0.16
Basic   earnings per share-- pro forma                                      0.13
Diluted  earnings per share-- as reported                                   0.15
Diluted  earnings per share-- proforma                                      0.13

The pro forma amounts exclude the effect of stock options granted prior to August 1, 2001. The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected life of the option in years                                           5
Volatility                                                                 38.8%
Dividend yield                                                              0.0%
Risk-free interest rate                                                     4.1%

The weighted average fair value of stock options granted during the year ended July 31, 2002 was $4.74 per share.

A summary of the status of the Company's stock options, including SARs, as of July 31, 2002, 2001, and 2000, and changes during the years ending on those dates is presented below:

                                                2002                        2001                         2000
---------------------------------------------------------------------------------------------------------------------------
                                                         WEIGHTED-                   WEIGHTED-                    WEIGHTED-
                                                           AVERAGE                     AVERAGE                      AVERAGE
                                          SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE     SHARES    EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year           836,500           $  4.83   571,500           $  3.07    694,500           $  2.78
Granted                                  122,500             11.91   277,500              8.45     10,000             11.20
Exercised                               (222,168)             3.02    (7,500)            (2.70)  (133,000)            (2.11)
Cancelled                                (31,666)             9.55    (5,000)            (8.09)        --                --
---------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                 705,166           $  6.42   836,500           $  4.83    571,500           $  3.07
===========================================================================================================================
Exercisable, end of year                 475,999                     636,500                      557,500
===========================================================================================================================

The following table summarizes information about stock options not eligible to be exercised as SARs outstanding at July 31, 2002.

                   OPTIONS OUTSTANDING                                               OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------------
                           NUMBER    WEIGHTED-AVERAGE                                NUMBER
        RANGE OF      OUTSTANDING           REMAINING    WEIGHTED-AVERAGE    EXERCISABLE AT    WEIGHTED-AVERAGE
 EXERCISE PRICES    JULY 31, 2002    CONTRACTUAL LIFE      EXERCISE PRICE     JULY 31, 2002      EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------
$ 1.36 to $ 2.06          212,500          3.19 years             $  1.36           212,500             $  1.36
$ 4.00 to $ 6.05          125,000          0.86 years                5.23           125,000                5.23
$ 8.00 to $10.88          185,500          3.58 years                8.87           102,166                8.76
$11.19 to $12.61           87,500          4.35 years               11.91                --                  --
---------------------------------------------------------------------------------------------------------------
                          610,500          3.00 years             $  5.95           439,666             $  4.18
===============================================================================================================

The following table summarizes information about SAR options outstanding at July 31, 2002.

                     SARS OUTSTANDING                                                       SARS EXERCISABLE
---------------------------------------------------------------------------------------------------------------
                           NUMBER    WEIGHTED-AVERAGE                                NUMBER
        RANGE OF      OUTSTANDING           REMAINING    WEIGHTED-AVERAGE    EXERCISABLE AT    WEIGHTED-AVERAGE
 EXERCISE PRICES    JULY 31, 2002    CONTRACTUAL LIFE      EXERCISE PRICE     JULY 31, 2002      EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------
$ 8.00 to $10.88           59,666          1.50 years             $  8.00            36,333             $  8.00
$11.19 to $12.61           35,000          1.85 years             $ 12.19                --                  --
---------------------------------------------------------------------------------------------------------------
                           94,666          1.63 years             $  9.55            36,333             $  8.00
===============================================================================================================

10. CHANGE IN NON-CASH WORKING CAPITAL:

Sources (uses) of cash:

                                                                  2002              2001              2000
                                                                  ----              ----              ----
Accounts receivable                                       $ (4,759,774)     $   (217,281)     $   (742,496)
Income taxes recoverable                                    (1,024,680)          383,305          (383,305)
Inventory                                                   (2,765,092)         (443,464)          507,964
Prepaid expenses and deposits                                 (805,137)         (597,474)          197,328
                                                          ------------      ------------      ------------
                                                            (9,354,683)         (874,914)         (420,509)
                                                          ------------      ------------      ------------

Accounts payable and accrued liabilities                      (450,321)         (302,062)         (807,790)
Income taxes payable                                          (186,260)          186,260        (2,580,473)
Warranty reserve                                               110,000           (12,847)           50,000
                                                          ------------      ------------      ------------
                                                              (526,581)         (128,649)       (3,338,263)
                                                          ------------      ------------      ------------
Change in non-cash operating working capital              $ (9,881,264)     $ (1,003,563)     $ (3,758,772)
                                                          ============      ============      ============

The change in ending inventory disclosed in the consolidated balance sheets for fiscal 2002 and 2001 is a combination of the changes in inventory balances disclosed above adjusted for the cash paid for acquired inventory which is described in note 8(a) and the write-down of Gyyr inventory.

                                                  2002           2001           2000
                                                  ----           ----           ----
Supplementary information:
Income taxes paid                          $        --    $ 2,800,794    $ 6,082,780
Income taxes received                          569,387             --             --
Interest expense paid                          204,577             --             --
Interest income received                        66,293        348,593        304,548
                                           ===========    ===========    ===========

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


11. INCOME TAXES:

Income tax expense attributable to income from operations differs from the amounts computed by applying the combined federal and provincial income tax rate of approximately 35.6% (2001 -- 38.9%) (statutory federal and provincial income tax rate of 42.1% reduced by the application of a federal tax rate reduction allowable to companies carrying on manufacturing and processing activities) to earnings before income taxes as a result of the following:

                                            2002            2001            2000
                                            ----            ----            ----
Earnings before income taxes         $ 1,558,828     $ 8,690,963     $ 8,610,525
                                     -----------     -----------     -----------
Computed "expected" tax expense      $   554,943     $ 3,380,785     $ 3,504,484
Other                                   (100,326)         13,445          15,665
                                     -----------     -----------     -----------
                                     $   454,617     $ 3,394,230     $ 3,520,149
                                     ===========     ===========     ===========

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are:

                                                                                      2002           2001
                                                                                      ----           ----
Future tax assets:
Compensatory and other accruals, deductible in
  future periods for income tax purposes                                       $   346,877     $   448,753
Share issue costs deductible in future periods for income tax purposes             307,329              --
Net capital losses carried forward                                                  82,000          82,000
                                                                               -----------     -----------
Total gross future tax assets                                                      736,206         530,753
Less valuation allowance                                                           (82,000)        (82,000)
                                                                               -----------     -----------
Net future tax assets                                                              654,206         448,753

Future tax liabilities:
Excess of net book value over undepreciated capital cost of
  capital assets and other assets                                                 (764,394)       (246,066)
Investment tax credits accrued for financial reporting purposes                   (258,193)       (166,269)
                                                                               -----------     -----------
Total gross future tax liabilities                                              (1,022,587)       (412,335)
                                                                               -----------     -----------
                                                                               $  (368,381)    $    36,418
                                                                               ===========     ===========

The Company has $162,716 (2001 -- $162,716) of net capital losses which may be applied against future capital gains.

Investment tax credits of $1,498,339 (2001 -- $496,206; 2000 -- $568,128) have been netted against gross research and development expenses. These investment tax credits are based on management's best estimates and are subject to review by the Canada Customs and Revenue Agency.

12. INSURANCE PROCEEDS:

The insurance proceeds received during fiscal 2001 relate to the settlement of a claim by terminated employees against the Company.The expenses related to this claim have been included in general and administration expenses.

13. EARNINGS PER SHARE:

The computations for basic and diluted earnings per share are as follows:

                                                             2002           2001           2000
                                                             ----           ----           ----
Net earnings                                          $ 1,104,211    $ 5,296,733    $ 5,090,376
                                                      ===========    ===========    ===========
Average number of common shares outstanding:
  Basic                                                 7,046,745      6,183,777      6,380,375
  Effect of dilutive stock options                        404,094        397,857        416,957
                                                      -----------    -----------    -----------
Diluted                                                 7,450,839      6,581,634      6,797,332
                                                      ===========    ===========    ===========

Share options to purchase 198,000 common shares at $10.00 to $12.25 per share were outstanding in 2002 (2001 -- 62,247 common shares at $10.00 to $12.61 per share, 2000 -- 14,000 common shares at $8.00 to $12.61 per share) but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares for the reporting period.

14. COMMITMENTS:

(a) Rental and operating leases:

Obligations under various rental and operating leases for premises are as follows:

2003                    $ 585,046
2004                      487,045
2005                      248,082
2006                      235,550
2007                      210,359

(b) Land purchase agreement:

Subsequent to year end, the Company entered into a purchase agreement to acquire two pieces of adjacent land from the City of Surrey and the Province of British Columbia totalling approximately 11.9 acres for $3,100,000. Completion of the purchase is conditional upon positive environmental and geophysical inspections and completion of subdivision plans.

15. FINANCIAL INSTRUMENTS:

(a) Fair value:

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and payable, the carrying amounts approximate their fair value due to their immediate or short-term to maturity.

(b) Foreign currency:

The Company's revenues are primarily generated from customers based in the United States and are denominated in U.S. dollars.The Company had a total of U.S. $6,423,827 in accounts receivable at July 31, 2002 (2001 -- $4,195,180).
The Company to date has not used foreign exchange futures or other contractual derivative instruments to reduce its exposure to foreign currency risk. For the year ended July 31, 2002, the Company has recorded $623,231 (2001 -- $483,377; 2000 -- $443,128) in foreign exchange gains.

(c) Concentration of credit risk:

The top 5 customers of the Company represent approximately 28% (2001 -- 35%; 2000 -- 40%) of total revenue. These customers represented 30% of the accounts receivable balance at July 31, 2002 (2001 -- 33%).

16. CONTINGENCIES:

The Company is involved in legal actions wherein Ultrak, Inc. has claimed certain products sold by the Company in the Mobile Division violate its recently reissued patent. The claims by Ultrak, Inc. will be vigorously defended because the Company believes its products do not infringe the patent and that the patent is invalid.

Legal action related to the early termination of an employee's stock options is ongoing. Management of the Company has accrued its best estimate of the cost anticipated to be incurred with respect to this claim.

17. RELATED PARTY TRANSACTIONS:

The following table summarizes the Company's related party transactions for the year:

                                                  2002         2001         2000
                                                  ----         ----         ----
Expenses:
Operating costs paid to a company owned
  by a person related to a director          $ 142,952    $ 170,534    $ 391,493
                                             =========    =========    =========

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The contract under which the operating costs described above are incurred is obtained from a related party through a competitive bid process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


18. SEGMENT DISCLOSURES:

The Company's major product/service is the manufacturing and sale of security camera systems. The Company operates in three (2001 -- three; 2000 -- two) reportable segments: Mobile, Closed Circuit Television (CCTV) and Original Equipment Manufacturing (OEM). These reportable segments are strategic business units requiring different marketing strategies.

Inventory and property, plant and equipment can be used in multiple products and, therefore, are not differentiated according to operating segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Segment information:

2002
                                      MOBILE           CCTV            OEM          TOTAL
                                ------------   ------------   ------------   ------------
Revenue                         $  8,916,454   $ 47,334,581   $  1,702,636   $ 57,953,671
Cost of sales, including
  Sales and marketing              5,659,471     34,746,272      1,413,190     41,818,933
                                ------------   ------------   ------------   ------------
Segment contribution            $  3,256,983   $ 12,588,309   $    289,446   $ 16,134,738
                                ============   ============   ============   ============

2001
                                      MOBILE           CCTV            OEM          TOTAL
                                ------------   ------------   ------------   ------------
Revenue                         $  9,687,871   $ 30,165,690   $    187,306   $ 40,040,867
Cost of sales, including
  Sales and marketing              5,489,207     19,105,284        178,065     24,772,556
                                ------------   ------------   ------------   ------------
Segment contribution            $  4,198,664   $ 11,060,406   $      9,241   $ 15,268,311
                                ============   ============   ============   ============

2000
                                            MOBILE           CCTV          TOTAL
                                      ------------   ------------   ------------
Revenue                               $  8,531,789   $ 31,345,114   $ 39,876,903
Cost of sales, including
  Sales and marketing                    5,004,079     20,276,446     25,280,525
                                      ------------   ------------   ------------
Segment contribution                  $  3,527,710   $ 11,068,668   $ 14,596,378
                                      ============   ============   ============

Reconciliation of segment contribution:

                                            2002            2001            2000
                                    ------------    ------------    ------------
Revenues                            $ 57,953,671    $ 40,040,867    $ 39,876,903
Cost of sales                         33,397,740      19,153,759      19,984,658
                                    ------------    ------------    ------------
Gross margin                          24,555,931      20,887,108      19,892,245
Sales and marketing                    8,421,193       5,618,797       5,295,867
                                    ------------    ------------    ------------
Segment contribution                $ 16,134,738    $ 15,268,311    $ 14,596,378
                                    ============    ============    ============

Geographic information:

Revenue includes sales from Canadian operations to geographic areas outside Canada for each fiscal year (sales from U.S. operations are not significant).

                                            2002            2001            2000
                                    ------------    ------------    ------------
United States                       $ 45,437,321    $ 31,678,916    $ 32,732,668
International                         10,875,860       5,539,004       4,383,483
Canada                                 1,640,490       2,822,947       2,760,752
                                    ------------    ------------    ------------
Segment revenues                    $ 57,953,671    $ 40,040,867    $ 39,876,903
                                    ============    ============    ============

19. RECONCILIATION BETWEEN CANADIAN GAAP AND U.S. GAAP:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the Unites States ("U.S. GAAP).

The amounts in the consolidated statements of earnings that differ from those reported under Canadian GAAP are as follows:

All amounts expressed in Canadian dollars                   2002            2001            2000
                                                     -----------     -----------     -----------
Net earnings per financial statements                $ 1,104,211     $ 5,296,733     $ 5,090,376
Compensation expense (a)                                      --         (15,700)        (15,700)
Compensation expense (b)                                      --        (205,600)             --
                                                     -----------     -----------     -----------
Net earnings according to U.S. GAAP                  $ 1,104,211     $ 5,075,433     $ 5,074,676
                                                     ===========     ===========     ===========
Basic EPS according to U.S. GAAP                     $      0.16     $      0.82     $      0.80
                                                     ===========     ===========     ===========
Diluted EPS according to U.S. GAAP                   $      0.15     $      0.77     $      0.75
                                                     ===========     ===========     ===========
Weighted average number of shares
   According to U.S. GAAP                              7,046,745       6,183,777       6,380,375
                                                     ===========     ===========     ===========
Weighted average number of shares
   According to U.S. GAAP, diluted                     7,450,839       6,581,634       6,797,332
                                                     ===========     ===========     ===========

(a) Under U.S. GAAP, when options are granted having an exercise price less than the market price on the date that the option is granted, compensation expense is recognized for the excess. This compensation expense is recognized straight-line over the vesting period.

(b) During the year, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments as described in note 2(m). Under U.S. GAAP, the SARs granted (note 9(c)), are accounted for as variable plan options with compensation expenses recognized to the extent that the period end market price of exercised options exceeds the exercise price. As a result, no difference results in the year ended July 31, 2002.

(c) In August 2001, the FASB issued SFAS 143,"Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.The Company will adopt SFAS 143 on August 1, 2002.The Company does not believe the adoption of SFAS 143 will impact amounts reported historically for its financial condition or results of operations.

In October 2001, the FASB issued SFAS 144,"Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which replaces SFAS 121,"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Company will adopt SFAS 144 on August 1, 2002. The Company does not believe that the adoption of SFAS 144 will impact amounts reported historically for its financial condition or results of operations.

In May 2002, the FASB issued SFAS 145,"Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections" ("SFAS 145"). Among other things, SFAS 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion 30,"Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction", are met. The Company has not had early extinguishment of debt in fiscal 2002 or 2001.

In July 2002, the FASB issued SFAS 146,"Accounting for Restructuring Costs" (SFAS 146"). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require entities to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged.The Company has recognized no restructuring costs to exit activities in fiscal 2002 or 2001.

CORPORATE INFORMATION

CORPORATE OFFICERS


R.K. (Rob) Bakshi
Chairman, President and Chief Executive Officer

Paul Mirabelle
Director (Audit Committee Member)

Robert L. Phillips
Director (Governance and Compensation Committee Member)

Herb C. Pinder, Jr.
Director (Chair of Governance and Compensation Committee)

Adrian B. Ryans
Director (Audit Committee Member)

David Shaw
Director (Chair of Audit Committee)

John Zaozirny, Q.C.
Director (Governance and Compensation Committee Member)

Tom Gill
Chief Operating Officer

Michael K. Longinotti
Chief Financial Officer, Corporate Secretary


LOCATIONS

Head Office-- Canada 6554 176th
Street Surrey, British Columbia
Canada V3S 4G5 Telephone:
1.604.574.1526 Fax: 1.604.574.7736

Toll free: 1.888.289.2288
Sales International: 00800.2020.8080
Mobile Division: 1.800.877.2407
Email:
General Information: info@silentwitness.com
Investor Relations: invest@silentwitness.com
Sales: swsales@silentwitness.com
Media Relations: media@silentwitness.com

USA
220 Commerce, Suite 150
Irvine, CA 92602

United Kingdom
7 Mount Mews
Hampton on Thames, Middlesex
UK, TW12 2SH
Telephone: +44 (0) 208 213 5920
Fax: +44 (0) 208 979 2187


TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
V6C 3B9  Canada


AUDITORS

KPMG LLP
PO Box 10424 Pacific Centre
900-777 Dunsmuir Street
Vancouver, British Columbia
V7Y 1K3  Canada


BANKERS

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
V6C 3A6  Canada


LEGAL COUNSEL, REGISTERED AND RECORDS OFFICE

McCarthy Tetrault LLP
PO Box 10424 Pacific Centre
1300-777 Dunsmuir Street
Vancouver, British Columbia
V7Y 1K2  Canada


INVESTMENT INFORMATION

Shares Listed: Toronto Stock Exchange (symbol SWE)
Nasdaq SmallCap Exchange (symbol SILW)
Common Shares Authorized: 100,000,000
Common Shares Outstanding: (as at July 31, 2002): 7,646,941
Preferred Shares Authorized: 10,000,000
Preferred Shares Outstanding: nil
U.S. SEC 20-FA: #0-24088


INVESTOR RELATIONS CONTACT

Todd Atenhan
EPOCH Financial Group Inc.
Phone: 770.425.7877
tatenhan@bellsouth.net


ANNUAL GENERAL MEETING
11:00 am, December 9th, 2002
6554 176th Street
Surrey, British Columbia
Canada V3S 4G5

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